Exhibit 99.1

Concord Medical Services Announces the Appointment of Mr. Adam Sun as Acting Chief Financial Officer

BEIJING, Aug. 31, 2011 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”, NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that the Company has appointed Mr. Adam Jigang Sun as Acting Chief Financial Officer, effective on September 1, 2011. Mr. Adam Sun will replace the current Chief Financial Officer, Mr. Steve Sun, who will continue to serve as Co-chairman of the Board of Directors.

Mr. Steve Sun will focus on leading Concord Medical’s network expansion and strategic acquisitions in addition to other duties as a member of the Board.

Mr. Adam Sun will oversee the Company’s finance and reporting functions, as well as assist Mr. Steve Sun in managing the Company’s network expansion and strategic acquisitions. Mr. Adam Sun and Mr. Steve Sun are not related.

Mr. Adam Sun has more than 10 years of experience in finance and management. From January 2011 to August 2011, Mr. Adam Sun served as the CFO of a subsidiary of Asia Pacific Medical Group, a privately-held health management company based in Beijing, where he participated in the acquisition of a private hospital in Beijing. From June 2010 to December 2010, Mr. Sun was the Vice President of Corporate Development of China Ritar Power Corp., a publicly traded battery manufacturer, where he was responsible for corporate planning, acquisitions, and investor relations. From December 2008 to June 2010, Mr. Sun served as the CFO of Shijiazhuang Gongda Chemical Engineering Equipment Co., Ltd. (“Gongda”), a Chinese supplier of process-engineering equipment and solutions. His CFO duties at Gongda included helping complete a private equity financing by strategic investors. From 2004 to 2008, Mr. Sun co-founded and led a financial advisory firm, IA Exchange, Inc., that specialized in providing advisory services to small and medium-sized technology companies, in both the United States and China. Mr. Sun also worked previously at A.T. Kearney, Inc. as a management consultant and in NBC Universal Studios as an executive in business development.

Mr. Adam Sun received an M.B.A. degree from The University of Chicago Booth School of Business in 1998 and a Bachelor of Arts degree in English from China Foreign Affairs College in 1990.

“Adam brings a wealth of experience to our company,” said Dr. Jianyu Yang, President and Chief Executive Officer of Concord Medical. “His knowledge in financial planning, business development, and the capital markets, and his expertise in mergers and acquisitions in particular, will be very valuable to our organic growth and potential acquisitions, and should create additional value for shareholders as the Company extends its rapid growth.”

“I look forward to working with Adam, especially as a fellow M.B.A. alumnus of Chicago Booth,” said Mr. Steve Sun. “He brings outstanding experience and a high standard of professionalism to our company.”

“I am really pleased to join the strong entrepreneurial team in Concord Medical. As a front runner in China’s healthcare industry, Concord Medical’s primary financial goal is to create substantial added value for its shareholders in the coming years, and my job is to help the Company continue to achieve that goal. I am honored to be on the management team in this great and fast-growing company at an important stage in its development and expansion,” said Mr. Adam Sun.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of June 30, 2011, the Company operated a network of 125 centers with 68 hospital partners that spanned 46 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe harbor statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian (Chinese and English)

+86 10 5957 5287

tony.tian@concordmedical.com

Christensen

Ms. Teal Willingham (English and Chinese)

+86 131 2179 3446

twillingham@christensenir.com

Ms. Kimberly Minarovich (English)

+1 212 618 1978

kminarovich@christensenir.com